

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

<u>Via E-mail</u>
Mr. Adel Karas
President, Chief Executive Officer and
 Chief Financial Officer
Calypte Biomedical Corporation
15875 SW 72nd Avenue
Portland, Oregon 97224

> **Re: Calypte Biomedical Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed May 27, 2011**
> **Form 12b-25**
> **Filed November 15, 2011**
> **File No. 001-32280**

Dear Mr. Karas:

Our comment of November 17, 2011 on the above captioned filing, which we issued to you verbally and which requested that you file your Form 10-Q for the period ended September 30, 2011, remains outstanding and unresolved as of the date of this letter. We expect you to contact us by January 5, 2012 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by January 5, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your :fling, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant